                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ___________________


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*


                                 VENTURIAN CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   1 92330410
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                                 (CUSIP number)


                             Russell C. Hansen, Esq.
                           Gibson, Dunn & Crutcher LLP
                       2029 Century Park East, Suite 4000
                              Los Angeles, CA 90067
                                 (310) 552-8500
-------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  July 23, 1999
-------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 8 Pages)

CUSIP NO.  1 92330410                  13D                    PAGE 2 OF 8 PAGES



1         NAME OF REPORTING PERSONS
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


          Quarterdeck Public Equities, LLC
          ---------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]

          N/A
          ---------------------------------------------------------------------
3         SEC USE ONLY

          ---------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF
          ---------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                              [ ]

          ---------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
  NUMBER OF          7        SOLE VOTING POWER

   SHARES                     130,010
                     ----------------------------------------------------------
BENEFICIALLY         8        SHARED VOTING POWER

  OWNED BY                    -0-
                     ----------------------------------------------------------
    EACH             9        SOLE DISPOSITIVE POWER

  REPORTING                   130,010
                     ----------------------------------------------------------
 PERSON WITH         10       SHARED DISPOSITIVE POWER

                              -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          130,010
          ---------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]

          ---------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.2%
          ---------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          OO
          ---------------------------------------------------------------------

CUSIP NO.  1 92330410                     13D                 PAGE 3 OF 8 PAGES


1         NAME OF REPORTING PERSONS
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Quarterdeck Equity Partners, Inc.
          ---------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]
          N/A
          ---------------------------------------------------------------------
3         SEC USE ONLY

          ---------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF
          ---------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                              [ ]

          ---------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------

    NUMBER OF        7        SOLE VOTING POWER

      SHARES                  130,010
                     ----------------------------------------------------------
  BENEFICIALLY       8        SHARED VOTING POWER

    OWNED BY                  -0-
                     ----------------------------------------------------------
      EACH           9        SOLE DISPOSITIVE POWER

    REPORTING                 130,010
                     ----------------------------------------------------------
   PERSON WITH       10       SHARED DISPOSITIVE POWER

                              -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          130,010
          ---------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]

          ---------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.2%
          ---------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------

CUSIP NO.  1 92330410                    13D                  PAGE 4 OF 8 PAGES

1         NAME OF REPORTING PERSONS
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Jon B. Kutler
          ---------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]
          N/A
          ---------------------------------------------------------------------
3         SEC USE ONLY

          ---------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF
          ---------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                              [ ]

          ---------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
     NUMBER OF       7        SOLE VOTING POWER

      SHARES                  164,010
                     ----------------------------------------------------------
   BENEFICIALLY      8        SHARED VOTING POWER

      OWNED BY                -0-
                     ----------------------------------------------------------
       EACH          9        SOLE DISPOSITIVE POWER

     REPORTING                164,010
                     ----------------------------------------------------------
    PERSON WITH      10       SHARED DISPOSITIVE POWER

                              -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          164,010
          ---------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]

          ---------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.9%
          ---------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------

CUSIP No. 1 92330410                                                Page 5 of 8


                            ADDENDUM TO SCHEDULE 13D

                  The persons filing this Amendment No. 3 are (i) Quarterdeck Equity Partners, Inc., a Delaware corporation ("QEP"), (ii) Quarterdeck Public Equities, LLC, a Delaware limited liability company ("Quarterdeck") and (iii) Jon B. Kutler. This Amendment No. 3 amends a Statement on Schedule 13D filed by QEP, Quarterdeck and Mr. Kutler on July 10, 1998 (the "Original Statement"), and subsequent Amendment No. 1 and Amendment No. 2 to the Original Statement, filed on September 28, 1998 and March 16, 1998, respectively. The filing of this Amendment No. 3 should not be deemed an admission that QEP, Quarterdeck and Mr. Kutler comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

                  This Amendment No.3 relates to the common stock, $1.00 par value (the "Common Stock"), of Venturian Corp., a Minnesota corporation (the "Issuer").

                  On April 1, Quarterdeck purchased 400 shares of the Common Stock on the open market at $6.125 per share. During April and July, 1999, Mr. Kutler purchased 13,000 shares of the Common Stock on the open market, at prices between $5.125 and $6.875 per share.

                  On November 27, 1998, a $504,040 debenture (the "Convertible Debenture") received by Quarterdeck from the Issuer became convertible, at $8.00 per share, into shares of Common Stock, for a total of 63,005 shares (the "Conversion Shares"), at the option of Quarterdeck. Upon conversion, Quarterdeck will beneficially own 130,010 out of 1,275,873 outstanding shares, approximately 10.2%, of Common Stock of the Issuer.

                  To the best knowledge of QEP, Quarterdeck and Mr. Kutler, there has been no material change in the information set forth in response to Items 1, 2, 3, 4, 6 and 7 of the Original Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 3.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                  (a)-(b) Reference is made to Items 7 through 13 of this Amendment No. 3 on pages 2-4 hereof, to the Addendum on page 5 hereof, and to Item 2 on page 6 of the Original Statement, all of which are incorporated herein by reference.

                           As of the date hereof, Quarterdeck may be deemed to be the beneficial owner, with voting and disposition power, of an aggregate of 130,010 shares of Common Stock of the Issuer, which, upon issuance of the Conversion Shares, will constitute approximately 10.2% of the 1,275,873 outstanding shares of Common Stock of the Issuer, based upon the Issuer's most recent available filing with the Securities and Exchange Commission.

CUSIP No.  1 92330410                                               Page 6 of 8


                           By reason of its position as the sole managing member of Quarterdeck, QEP, as of the date hereof, may be deemed to be the beneficial owner, with voting and disposition power, of an aggregate of 130,010 shares of Common Stock of the Issuer, which, upon the issuance of the Conversion Shares to Quarterdeck, will constitute approximately 10.2% of the 1,275,873 outstanding shares of Common Stock of the Issuer, based upon the Issuer's most recent available filing with the Securities and Exchange Commission.

                           By reason of his position as Chairman, Treasurer, Director and sole stockholder of QEP, and of open market purchases of the Issuer's Common Stock as described in this Amendment No. 3, in Amendment No. 1 and Amendment No. 2 to the Original Statement, and in
                           Item 2 of the Original Statement, Mr. Kutler, as of the date hereof, may be deemed to be the beneficial owner, with voting and disposition power, of an aggregate of 164,010 shares of Common Stock of the Issuer, which, upon the issuance of the Conversion Shares to Quarterdeck, will constitute approximately 12.9% of the 1,275,873 outstanding shares of Common Stock of the Issuer, based upon the Issuer's most recent available filing with the Securities and Exchange Commission.

                  (c) None of the persons referred to in Item 5(a) has effected any transactions in the Issuer's Common Stock during the past 60 days, other than as described in this Amendment No. 3.

                  (d)      Not applicable.

                  (e)      Not applicable.

CUSIP No.  1 92330410                                               Page 7 of 8


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   July 29, 1999



                             QUARTERDECK PUBLIC EQUITIES, LLC
                             a limited liability company organized
                             under the laws of Delaware

                                 By:  QUARTERDECK EQUITY PARTNERS, INC.
                                 Its:  Managing Member


                                 /s/ JON B. KUTLER
                                 ----------------------------
                                 By:  Jon B. Kutler
                                 Its:  Chairman



                             QUARTERDECK EQUITY PARTNERS, INC.
                             a corporation organized under the laws of Delaware


                                 /s/ JON B. KUTLER
                                 ----------------------------
                                 By: Jon B. Kutler
                                 Its: Chairman

                                 JON B. KUTLER
                                 an individual


                                 /s/ JON B. KUTLER
                                 ----------------------------

CUSIP No.  1 92330410                                               Page 8 of 8




                                  Exhibit Index


        Exhibit
        Number          Exhibit
        -------         -------

        1 $1 Million Private Placement Term Sheet, dated June 28, 1998, by and between Venturian Corp. and Quarterdeck Equity Partners, Inc.*


        2 Agreement With Respect to Joint Filing, dated July 10, 1998, by and among Quarterdeck Public Equities, LLC, Quarterdeck Equity Partners, Inc. and Mr.
                        Jon B. Kutler.*

        -------------------
        * Previously filed.